SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)

Suite 1801, Level 18 Landmark North 39 Lung Sum Avenue Sheung Shui New Territories, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on February 19, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date:	February 28, 2019	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2019 THIRD QUARTER

AND NINE-MONTH RESULTS

HONG KONG — February 19, 2019 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal third quarter and nine months ended December 31, 2018 -- reflecting in part a decrease in orders from certain customers experiencing soft product demand, customer year-end inventory adjustments, as well as a loss of business due to inflationary pressures in China.

Net sales for the quarter were $2.9 million compared with $5.0 million a year ago. As noted above, sales were impacted by year-end inventory adjustments by two major customers and by weaker demand for products at the end-customer level -- which resulted in fewer manufacturing orders from these customers -- along with the continuing impact of high manufacturing costs in China. Net loss for the fiscal 2019 third quarter was $305,000, or $0.08 per share, compared with income of $379,000, or $0.10 per diluted share, in the same quarter a year earlier.

For the nine-month period, net sales were $10.5 million compared with $15 million a year ago. The company incurred a net loss of $444,000, or $0.12 per share, for the same period compared with net income of $808,000, or $0.21 per diluted share, a year earlier.

“Despite the disappointing quarter, we are cautiously optimistic that business will improve in 2019. Several factors support our optimism: While the decision by two of our major customers to sharply reduce their inventory levels by the 2018 year-end led to the cancellation and deferral of substantial orders, this appears to have been a one-time event, and we anticipate increased orders in the future from these two customers. Secondly, while some of our customers have decreased their orders with us because of weak demand for their own products, we have been informed that business is expected to improve for these customers. Finally, despite continued strong pricing pressures from our customers because of high manufacturing prices in China, which has resulted in the loss of manufacturing orders, we believe our lower cost operations in Myanmar will become an increasingly attractive solution to customers seeking an alternative to the inflationary trends in China,” said Roland Kohl, chairman, president and chief executive officer.

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He noted that the company’s new facility in Yangon is operational and has been approved by the company’s customers. The company is in the process of expanding operations of the Yangon facility and is relocating machinery and manufacturing equipment from China to the new site. The equipment transfer will create significant additional manufacturing capacity once completed, which is expected to occur within this calendar year.

Gross profit margin for the three- and nine-month periods ended December 31, 2018 decreased to 28.7 percent and 26.2 percent, respectively, compared with 32.2 percent and 30.5 percent, respectively, a year earlier, due to increasing manufacturing costs related to the sharp reduction in sales and lower overhead absorption.

Selling, general and administrative expenses increased slightly for the quarter, but declined by $250,000 for the nine months on a year-over-year basis. “Despite sharp ongoing cost-cutting initiatives, these were not sufficient to offset the investments to support future growth and the relocation of machinery and equipment from China to Myanmar, as well as from the company’s existing facility in Yangon to its new location. In addition, the company has incurred increased expenses to support our Myanmar operation with technical and managerial personnel from our Hong Kong and Chinese operations. Furthermore, reduced orders and the shifting of work from China to Myanmar required our Chinese subsidiary to reduce its workforce and staff -- resulting in substantial severance expense, which will continue for the immediate future,” Kohl said.

Net loss for the fiscal third quarter reflects a currency exchange loss of $56,000 compared with a currency exchange gain of $2,000 a year ago. The company reported a $21,000 currency exchange loss for the fiscal 2019 nine months compared with a $9,000 currency exchange loss a year earlier -- mainly due to the weakening of the RMB and Kyat. The company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB and Kyat are expected to affect the company’s future results.

Kohl noted the company’s balance sheet remains strong, despite a decrease in cash and total current assets. The company’s total cash position at December 31, 2018 decreased to about $8.8 million, or approximately $2.3 per diluted share, from $11.3 million at March 31, 2018. While the recent losses have somewhat contributed to the decreases in cash and current assets, the decreases are primarily attributable to the investments the company is currently making in its new manufacturing facility in Myanmar. As previously disclosed, the company’s Myanmar subsidiary is currently relocating its Yangon, Myanmar manufacturing facility to a larger, better facility in Yangon. The company has built a new factory at the new facility and is currently completing construction of a new office building at the same location. As previously reported, the company estimates that it will incur a total of about $2 million of expenses related to the lease of the new facility, the construction of the two new buildings, and the relocation of equipment to the new site from both the company’s prior Yangon facility, and from its Shenzhen, China facility. As of December 31, 2018, in addition to the $950,000 that the company has advanced as the up-front rental payment, the company estimates that it has already invested approximately $430,000 in construction and other relocation related costs in the new Yangon factory.

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 The company’s current ratio was 2.75:1 at December 31, 2018, and the company’s total cash exceeded all current and long-term liabilities combined by $3.6 million.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2018	2017	2018	2017

Net sales	$2,950	$5,033	$10,495	$14,989
Cost of sales	2,104	3,410	7,741	10,412
Gross profit	846	1,623	2,754	4,577

Selling, general and administrative expenses	1,162	1,064	3,278	3,528
Operating (loss)/income	(316)	559	(524)	1,049

Non-operating items

Exchange gain /(loss), net	(56)	2	(21)	(9)
Interest income	10	4	17	12
Gain on disposal of Asset	—	2	28	48
Other income/(expenses)	2	—	8	—
Total non-operating income/ (expenses)	(44)	8	32	51

Net (loss)/income before income tax and non-controlling interests	(360)	567	(492)	1,100

Income taxes	—	(177)	—	(268)
Net (loss)/Income before non-controlling interests	(360)	390	(492)	832
Less: net (loss)/gain attributable to non-controlling interests	(55)	11	(48)	24
Net (loss)/Income attributable to Highway Holdings Limited’s shareholders	($305)	$379	($444)	$808

Net ( loss)/Income per share - basic and diluted	($0.08)	$0.10	($0.12)	$0.21

Weighted average number of shares outstanding
Basic	3,801	3,801	3,801	3,801
Diluted	3,801	3,801	3,801	3,801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	( Unaudited )
	December 31	March 31
	2018	2018

Current assets:

Cash and cash equivalents	$8,787	$11,267
Accounts receivable, net of doubtful accounts	1,888	2,223
Inventories	2,252	2,933
Prepaid expenses and other current assets	1,262	749
Total current assets	14,189	17,172

Property, plant and equipment, (net)	969	770
Goodwill	77	77
Long-term deposits	111	111
Total assets	$15,346	$18,130

Current liabilities:
Accounts payable	$710	$900
Other liabilities and accrued expenses	3,240	3,982
Income tax payable	711	803
Dividend payable	507	623
Total current liabilities	5,168	6,308
Long term liabilities :

Deferred income taxes	32	32
Total liabilities	5,200	6,340

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings/( Deficit)	(1,048)	347
Accumulated other comprehensive (loss)/income	(191)	—
Treasury shares, at cost – 5,049 shares as of December 31, 2018; and March 31, 2018 respectively	(14)	(14)
Non-controlling interest	(9)	49
Total Highway Holdings Limited shareholders’ equity	10,146	11,790

Total liabilities and shareholders’ equity	$15,346	$18,130